PORTAGE BIOTECH INC.

NEWS RELEASE

October 16, 2020

PORTAGE ANNOUNCES FILING OF Q1 INTERIM FINANCIAL STATEMENTS;
CORRECTION TO SALVARX LOAN NOTE SETTLEMENT ANNOUNCEMENT

Toronto, ON - (October 16, 2020) - Portage Biotech Inc. (CSE: PBT.U, OTC Markets: PTGEF) ("Portage" or the "Company") announces that the Company has filed its interim financial statements and related management's discussion and analysis for the three-month period ending June 30, 2020 and related delivery requirements (the "Q1 Filings").

Previously on August 28, 2020, Portage announced that pursuant to blanket relief granted by the Canadian Securities Administrators, it would not file the Q1 Filings by the filing deadline of August 31, 2020.

The Company relied on an exemption set out in Ontario Instrument 51-505: Temporary Exemption from Certain Corporate Finance Requirements and similar extension periods provided for by the Canadian Securities Administrators in the other provinces and territories of Canada which provides blanket relief of a 45-day extension provided for periodic filings normally required to be made by issuers during the period from June 2, 2020 to August 31, 2020.

This announcement serves as confirmation that Portage has filed the Annual Filings before the extension deadline required by the Canadian Securities Administrators. The Company is now current on its continuous disclosure.

Also, further to the Company's news release of October 13, 2020 regarding issuance of common shares and warrants in settlement of certain SalvaRx loan note obligations, the Company has issued 397,604 (corrected from 375,014) common shares at a deemed price of US$6.64 per common share and 49,701 (corrected from 72,291) common share purchase warrants exercisable at a price of $6.64 per common share for a period of 2 years. This correction has been issued as a result of a late notification received by the Company from an arm's length loan note holder.

About Portage Biotech Inc.

Portage Biotech is a clinical stage biopharmaceutical company developing an innovative portfolio of immuno-oncology assets. Our oncology focussed products or technologies are based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. We create and execute viable cost-effective product development strategies by delivering superior clinical trial design, and project management, to ultimately build value and support commercial potential in, first- and best-in-class therapies for a variety of cancers.

Forward-Looking Statements

This press release may include forward-looking information within the meaning of Canadian securities legislation, concerning the business and trading in the common stock of Portage Biotech Inc., the raising of additional capital and the future development of the businesses comprising Portage's investment portfolio. The forward-looking information is based on certain key expectations and assumptions made by the Company's management. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Portage can give no assurance that they will prove to be correct. These forward-looking statements are made as of the date of this press release and Portage disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive Officer
Tel.:	203.221.7378
Email:	ian@portagebiotech.com or
Website:	www.portagebiotech.com